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                       March 1, 2024

       David Segelov
       Principal Executive Officer
       Star Gold Corp.
       1875 N. Lakeview Drive, Suite 303
       Coeur d'Alene, Idaho 83814

                                                        Re: Star Gold Corp.
                                                            Form 10-K for the
Fiscal Year ended April 30, 2023
                                                            Filed September 14,
2023
                                                            File No. 000-52711

       Dear David Segelov:

               We issued comments to you on the above captioned filing on January 22, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 15, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Energy & Transportation